Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo’s Updated IPO Prospectus and IPO Timetable Published by the Shanghai Stock Exchange

Shanghai, China—July 5, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, is in the process of applying for an initial public offering ("IPO") of the Company's major operational subsidiary, Xinjiang Daqo New Energy (“Xinjiang Daqo”), on the Shanghai Stock Exchange's Sci-Tech innovation board. Today, Xinjiang Daqo’s updated IPO prospectus and IPO timetable was published by the Shanghai Stock Exchange on its website.

According to the updated prospectus and timetable, Xinjiang Daqo plans to issue 300,000,000 shares representing approximately 15.58% of the total 1,925,000,000 shares outstanding after the IPO. Xinjiang Daqo will conduct a roadshow with potential investors between July 5 and July 7, 2021. The pricing of the IPO is expected to be confirmed by the Shanghai Stock Exchange on July 9, 2021. The Issuance and Subscription Date of the IPO is expected to be on July 13, 2021.

The final IPO share placement and share allocation are expected to be confirmed on July 16, 2021. The final IPO results are expected to be announced by the Shanghai Stock Exchange on July 19, 2021.

Daqo New Energy’s Chief Executive Officer Mr. Longgen Zhang commented, “We are very pleased that Xinjiang Daqo will soon be listed on the Shanghai Stock Exchange's Sci-Tech innovation board. This is a significant milestone which will enable us to further strengthen Xinjiang Daqo’s leadership in the global polysilicon industry through ongoing capacity expansion, increasing product quality and continuous innovation to further contribute to building a sustainable and carbon neutral world.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

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Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “forecast,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s strategic and operational plans and Xinjiang Daqo’s IPO plan, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in solar cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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